 1500 Broadway, 31st Floor

New York, NY 10036

November 6, 2013

Mr. Robert F. Telewicz Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bonds.com Group, Inc. Form 10-K for the fiscal year ended December 31, 2012 Filed March 27, 2013 File No. 0-51076

Dear Mr. Telewicz:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), received by letter dated September 25, 2013, related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), filed with the SEC by Bonds.com Group, Inc, a Delaware corporation (the “Company”) on March 27, 2013. For the Staff’s convenience, we have repeated below in italics the Staff’s comments and have set forth our response immediately below the applicable comment.

Form 10-K for the fiscal year ended December 31, 2012

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 42

1.	We note your disclosure regarding your disagreement with your predecessor auditors. Please provide us with a more detailed discussion of the nature of your disagreement. In your response, tell us how you accounted for your Series D Convertible Preferred Stock and explain to us how that accounting differs from your accounting for your Series E, E-1 and E-2 Convertible Preferred Stock. Finally, tell us what the impact would be on your financial statements if you were to account for your Series E, E-1 and E-2 Convertible Preferred Stock in a manner similar to the accounting for your Series D Convertible Preferred Stock.

Nature of Disagreement with Former Accountant

During the six month period ending June 30, 2011, the Company and its former accountant initially disagreed regarding the appropriate accounting treatment under Generally Accepted Accounting Principles (“GAAP”) of the Company’s issuance of its Series D Convertible Preferred Stock (“Series D Stock”) and accompanying Common Stock Warrants (“Warrants”) during such period.

 1500 Broadway, 31st Floor

New York, NY 10036

The disagreement related to, the issuances being subject to the provisions of ASC 480 (Distinguishing Liabilities from Equity) and ASC 470 (Debt), due to certain price protection features of such securities. The Company initially disagreed with this approach, but the Company acquiesced to the former accountant’s proposed treatment.

On December 28, 2011, the former accountant notified the Company that it was resigning as the Company’s independent auditor. Other than the disagreement described above, during the two fiscal years prior to, and the interim period through the effective date of the former accountant’s resignation, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused the former accountant to make reference to the subject matter thereof in its reports. The Company understands that the disagreement described above was not the cause of the former accountant’s resignation. This matter is also reported in the Company’s Current Report on Form 8-K, filed January 4, 2012, with the SEC.

Former Accountant’s Approach to Series D Convertible Preferred Stock and Common Stock Warrant

Under the former accountant’s approach, the Company’s issuance of its Series D Stock was treated as the issuance of an equity instrument with a beneficial conversion feature. The intrinsic value of this beneficial conversion feature was recorded as a preferred dividend using the Black Scholes option pricing method. Due to the price protection features, the Warrants were accounted for in accordance with the provisions of ASC 815-40-15 (Contracts in Entity’s Own Equity Topic). Accordingly, the Warrants were recognized as liabilities.

To allocate proceeds between the Series D Stock and the Warrants, the Company valued the Warrants at fair value using the Black-Scholes option pricing methodology. Thereafter, the Company used the residual methodology to allocate the proceeds to each security by first allocating the proceeds to the Warrants based on their fair value, and then allocated the remaining residual proceeds to the Series D Stock as an equity instrument.

The initial issuance of Series D Stock was in connection with the Company’s exchange of its Series B Convertible Preferred Stock for Series D Stock. At the time, this exchange gave holders the ability to convert into approximately 22,768,000 additional shares of the Company’s Common Stock. This incremental benefit was also recorded as a preferred dividend on the exchange date.

On December 5, 2011, the Company exchanged the outstanding Series D Stock and for its Series E Convertible Preferred Stock (“Series E Stock”), and there is no longer any issued and outstanding Series D Stock.

Current Approach Series E Convertible Preferred Stock and Common Stock Warrant

                After the exchange and the issuance of the Company’s Series E-1 Convertible Preferred Stock (“Series E-1 Stock”) and Series E-2 Convertible Preferred Stock (“Series E-2 Stock”) on December 5, 2011, the Company determined, without objection by its current auditors, that there was no beneficial conversion upon the issuance of the Series D Stock transactions as the value of the common stock that the Series D Stock was convertible into did not exceed the proceeds allocated to the Series D Stock and

1500 Broadway, 31st Floor

New York, NY 10036

that the allocation of the proceeds between the Series D Stock and the Warrants needed to be restated because the valuation methodology used for the Series D Stock, and the Warrants was incorrect. The Company determined that the fair value of the Company’s Common Stock issuable upon exercise of the Warrants should be determined by an independent valuation. Additionally, the Company concluded that the value of certain derivative liabilities should be determined using the Binomial Lattice pricing model. This is a different approach than the one required by the former accountant.

This valuation methodology was used for the issuance of the Series E Stock, Series E-1 Stock and the Series E-2 Stock. The Company also restated its prior reports to reflect the use of this valuation methodology. The Company reported additional details of this restatement in Note 19 of the December 31, 2011 financial statements included in its Current Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on May 21, 2012, and the Company’s Amendment No. 1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on October 12, 2012.

Impact on Financial Statements

It would be a significant exercise with no accounting merit to determine the impact on the Company’s financials by accounting for the Series E Stock, Series E-1 Stock and Series E-2 Stock using the incorrect valuation methodology originally used for the valuation of the Series D Stock.

Additionally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. Kindly confirm that the foregoing adequately responds to the Staff’s comments, or alternatively, that Staff has no further inquiry at this time. Please contact me directly at (212) 257-4062 if you have further questions regarding our response to this matter.

Sincerely,

John Ryan Chief Financial Officer